LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120

June 2, 2011

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	LiveDeal, Inc.
Form 10-K for the Fiscal Year ended September 30, 2010
Filed January 7, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 16, 2011
File No. 001-33937

Dear Messrs. Krikorian and Rohn:

On behalf of LiveDeal, Inc. (the “Company”), I write to acknowledge the Company’s receipt of your letter dated May 18, 2011 relating to the Company’s filings referenced above.  We have reviewed your comments and are in the process of drafting our responses.  We note that your comment letter requested that we respond to your comments within 10 business days, or advise you when we will provide the requested response.  To ensure that our responses are as complete as possible, and to allow us to obtain feedback from all appropriate members of Company management and the Company’s outside advisors, additional time would be very helpful.  Accordingly, we respectfully notify you that we intend to provide our responses no later than on Thursday, June 16, 2011, unless we contact you prior to such date.

Please contact me at (702) 589-5319 if you have questions.  The Company appreciates the staff’s comments, and we take this process very seriously, so we appreciate your willingness to provide additional time to complete and submit our responses.

Sincerely, /s/ Kevin A. Hall, Esq. Kevin A. Hall, Esq. President and Chief Executive Officer LiveDeal, Inc.